UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           ROCHEM ENVIRONMENTAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  771311-10-7
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                                 (CUSIP Number)

                               Robert A. McTamaney
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  771311-10-7

1   NAME OF REPORTING PERSON: PALL CORPORATION
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 11-1541330

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [ ]
                                                                    (b) [x]
3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: New York

    NUMBER OF     7       SOLE VOTING POWER: 8,589,714 shares
     SHARES
  BENEFICIALLY    8       SHARED VOTING POWER:  -0-
    OWNED BY
      EACH        9       SOLE DISPOSITIVE POWER: 8,589,714 shares
    REPORTING
   PERSON WITH    10      SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 8,589,714 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45%

14  TYPE OF REPORTING PERSON:  CO





                                        2

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Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the class of Common Stock, $.001 par value per share (the "Common Stock").

     The issuer of the Common Stock is Rochem Environmental, Inc. (the "Issuer"), a Utah corporation whose principal executive offices are located at 610 North Milby Street, Houston, Texas 77003.

Item 2. Identity and Background.

     This Statement is being filed by Pall Corporation ("Pall"), a New York corporation. The address of Pall's principal business and principal office is 2200 Northern Boulevard, East Hills, New York 11548.

     Pall's principal business includes engineering, manufacturing and selling filters and other fluid clarification equipment for the removal of solid, liquid and gaseous contaminants from a wide variety of liquids and gases. Pall's principal products are sold to the aeropower, fluid processing and healthcare industries.

     The following is information concerning each executive officer or director of Pall:

1.   Name: John Adamovich

     Position with Pall: Group Vice President and Treasurer (Chief Financial Officer)

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States

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2.   Name: Abraham Appel

     Position with Pall: Director

     Present  Principal   Occupation:   President,   Appel  Consultants,   Inc.,
     consultants on financing and foreign trade

     Business Address: 18A Hazelton Avenue, Suite E406, Toronto M5R 2E2, Canada

     Citizenship: Canada


3.   Name: Steven Chisolm

     Position with Pall: Senior Vice President

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States


4.   Name: Peter Cope

     Position with Pall: Group Vice President

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States


5.   Name: Ulric S. Haynes, Jr.

     Position with Pall: Director

     Present Principal Occupation:  Dean of the School of Business and Executive
     Dean  for  University  of  International  Relations,   Hofstra  University,
     Hempstead, New York

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     Business  Address:  123  Hofstra  University,  Hempstead,  New  York  11550
     Citizenship: United States

6.   Name: Jeremy Hayward-Surry

     Position with Pall: President and Director

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States and United Kingdom


7.   Name: Clifton S. Hutchings

     Position with Pall: Group Vice President

     Present Principal Occupation: Same

     Business   Address:   Pall  Industrial   Hydraulics  Ltd.,   Europa  House,
     Farlington, Portsmouth, Hants PO6 1TD, England

     Citizenship: United Kingdom


8.   Name: Paul Kohn

     Position with Pall: Senior Vice President

     Present Principal Occupation: Same

     Business Address: Pall Trinity Micro, 3643 State Route 281, Cortland, New York 13045

     Citizenship: United States and United Kingdom

9.   Name: Eric Krasnoff

     Position with Pall: Chairman and Chief Executive Officer and Director

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States


10.  Name: Edwin W. Martin, Jr.

     Position with Pall: Director

     Present Principal Occupation: President Emeritus, National Center for Disability Services, 201 Willets Road, Albertson, New York

     Residence Address: 409 Everglades Drive, Venice, Florida 34285

     Citizenship: United States


11.  Name: David B. Pall

     Position with Pall: Director

     Present Principal Occupation: Senior Scientist of Pall pursuant to a Consulting Agreement

     Business Address: Pall Corporation, 25 Harbor Park Drive, Port Washington, New York 11050

     Citizenship: United States


12.  Name: Katharine L. Plourde

     Position with Pall: Director

     Present Principal Occupation: Principal and Analyst, Donaldson, Lufkin & Jenrette, Inc., an investment banking firm, on leave of absence

     Residence Address: 120 East End Avenue, New York, New York 10028

     Citizenship: United States


13.  Name: Akio Satake

     Position with Pall: Senior Vice President

     Present Principal Occupation: Same

     Business   Address:   Nihon  Pall  Ltd.,   46,   Kasuminosato,   Ami-machi,
     Inashiki-gan, Ibaraki, Japan 300-03

     Citizenship: Japan


14.  Name: Chesterfield F. Seibert, Sr.

     Position with Pall: Director

     Present Principal Occupation: Retired

     Residence Address: 4483 Cosmos Hill Road, Cortland, New York 13045

     Citizenship: United States


15.  Name: Heywood Shelley, Esq.

     Position with Pall: Director

     Present Principal Occupation: Attorney

     Business Address: Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005

     Citizenship: United States

16.  Name: Robert Simkins

     Position with Pall: Senior Vice President

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States


17.  Name: Alan B. Slifka

     Position with Pall: Director

     Present Principal Occupation: Managing Principal of Halcyon/Alan B. Slifka Management Company, LLC, formerly Alan B. Slifka Company, L.P., New York, New York, which company provides financial asset management through the Halcyon and Gryphon Partnerships, of which it is managing general partner

     Business Address: 477 Madison Avenue, 8th Floor, New York, New York 10022

     Citizenship: United States


18.  Name: Donald Stevens

     Position with Pall: Group Vice President

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States


19.  Name: James D. Watson

     Position with Pall: Director

     Present Principal Occupation: President, Cold Spring Harbor Laboratory, a biomedical research institution specializing in genetics, located in Cold Spring Harbor, New York

     Business Address: Cold Spring Harbor Laboratory, 1 Bungtown Road, P.O. Box 100, Cold Spring Harbor, New York 11724

     Citizenship: United States


20.  Name: Gerhard Weich

     Position with Pall: Group Vice President

     Present Principal Occupation: Same

     Business Address: Pall Deutschland GmbH, Philipp Reis-Str. 6, D-63303 Dreieich 1, Germany

     Citizenship: Germany


21.  Name: Arnold Weiner

     Position with Pall: Group Vice President

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 25 Harbor Park Drive, Port Washington, New York, 11050

     Citizenship: United States


22.  Name: Derek T.D. Williams

     Position with Pall: Executive Vice President and Chief Operating Officer and Director

     Present Principal Occupation: Same

     Business Address: Pall Europe Ltd., Europa House, Farlington, Portsmouth, Hants PO6 1TD, England

     Citizenship: United Kingdom

23.  Name: Samuel Wortham

     Position with Pall: Group Vice President

     Present Principal Occupation: Same

     Business Address: Pall Corporation, 2200 Northern Boulevard, East Hills, New York 11548

     Citizenship: United States


     During the past five years, neither Pall nor (to the best knowledge of Pall) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Share Purchase Agreement dated October 6, 1997 (the "Agreement"), between Pall and Argentaurum A.G. ("Argentaurum"), Pall acquired 8,589,714 shares of Common Stock (the "Shares") at a price of $.20 per share, or $1,717,942.80 in the aggregate, all of which was provided from Pall's working capital.

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Item 4. Purpose of Transaction.

     The Shares were acquired by Pall on January 21, 1998, as part of a transaction in which Pall acquired all of the outstanding shares of common stock of Argentaurum.

     Apart from the foregoing, neither Pall nor any person named in Item 2 of this Statement has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing.




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Item 5. Interest in Securities of the Issuer.

     (a) and (b) Pall is the beneficial owner, with sole voting and dispositive power, of 8,589,714 Shares, representing approximately 45% of the issued and outstanding shares of Common Stock. To the best of Pall's knowledge, none of its directors or executive officers listed in Item 2 above is the beneficial owner of any shares of Common Stock.

     (c) Apart from the acquisition by Pall of the 8,589,714 Shares on January 21, 1998, as described in Items 3 and 4 above, neither Pall, nor, to the best of its knowledge, any of its directors and executive officers listed in Item 2 of this Statement, has effected any other transactions in the Shares during the past 60 days.

     (d) Not applicable. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Item 4 of this Statement and to the Agreement, a copy of which is being filed herewith as Exhibit No. 1.

Item 7. Material to be Filed as Exhibits.

          Exhibit No. 1 - Share Purchase Agreement dated October 6, 1997, made between Pall Corporation and Argentaurum A.G.



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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: January 26, 1998                     PALL CORPORATION



                                            By: /s/Mary Ann Bartlett
                                                --------------------
                                                Mary Ann Bartlett, Esq.
                                                 Secretary
                                                 Assistant General Counsel







                                     - 13 -

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                                 EXHIBIT INDEX

          Exhibit No. 1 - Share Purchase Agreement dated October 6, 1997, made between Pall Corporation and Argentaurum A.G.